FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 16, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	2006 Q2 Report
2.	2006 Q2 MD&A
3.	Certificate of Interim Filings - Nigel Stokes
4.	Certificate of Interim Filings - Peter Cauley

REPORT TO SHAREHOLDERS

Operations Review

Revenue for the quarter ended July 31, 2005 (“Q2 fiscal 2006”) was $9,887,000 compared to $9,832,000 for the quarter ended July 31, 2004 (“Q2 fiscal 2005”), an increase of 0.6%. The GAAP net income for Q2 fiscal 2006 was $691,000 or $0.08 per basic and fully-diluted share, compared to net income of $3,871,000 or $0.35 per basic and $0.34 per fully diluted share for Q2 fiscal 2005. Cash flow from operations for Q2 fiscal 2006 was ($1,378,000) or ($0.16) per share compared to ($1,965,000) or ($0.18) per share in Q2 fiscal 2005. Cash, cash equivalents and short-term investments stood at $31,855,000 or $3.76 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2006 was 79.0%, as compared to 77.1% for Q2 fiscal 2005. Gross margin on maintenance and services was 66.1% in Q2 fiscal 2006, as compared to 61.8% in Q2 fiscal 2005. Total costs, including costs of revenue, were $8,999,000 for Q2 fiscal 2006, down by 12.3% from $10,261,000 in Q2 fiscal 2005. Total headcount was 237 at July 31, 2005, down significantly from 278 at July 31, 2004 and up slightly from 217 at the end of the previous quarter.

Revenue for the first six months of fiscal 2006 was $20,637,000, an increase of 4.9% from $19,677,000 for the same period in fiscal 2005. YTD GAAP net income was $1,491,000 or $0.16 per diluted share, compared to $3,251,000 or $0.28 per diluted share in at the same point last year. Cash flow from operations for the first six months of fiscal 2006 was $2,943,000, compared to ($470,000) for the same period in fiscal 2005.

Management’s Comments

“Licence revenue in the second quarter was about $1.0 million below our expectations”, Nigel Stokes, DataMirror CEO commented. “Despite this revenue shortfall, we were able to achieve net income that was close to the guidance. Revenue in the six month period grew by approximately 5% and both free cash flow and operating profitability improved significantly. We believe the market opportunity for our solutions remains healthy, and expect that revenue growth will improve in the second half of the year.”

Outlook

Management offers the following outlook for the full fiscal year, ending January 31st, 2006 and for the third quarter ending October 31st, 2005:

•	For the 2006 fiscal year, the Company expects revenue to be in the range of $43.0 to $45.0 million with GAAP, diluted, net income in the range of $0.33 to $0.37 per share.

•	In the third quarter of fiscal 2006, the Company expects revenue to be in the range of $10.3 to $10.8 million with GAAP, diluted, net income in the range of $0.08 to $0.12 per share.

These estimates assume a tax rate of 40 percent and include the expensing of stock options.

By: /s/Nigel Stokes	By: /s/Peter Cauley
Chairman, President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) comments on the consolidated operations, performance and financial condition of DataMirror Corporation (together with its subsidiaries “DataMirror” or the “Company”) for the three months and six months ended July 31, 2005 and July 31, 2004 (“Q2 fiscal 2006” and “Q2 fiscal 2005” respectively for the three month periods, “YTD fiscal 2006” and “YTD fiscal 2005” respectively for the six month periods) .

The date of this MD&A is August 23, 2005, and it should be read in conjunction with the unaudited consolidated financial statements of the Company and the related notes thereto for the three and six month periods ended July 31, 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read this MD&A in conjunction with our annual audited consolidated financial statements, the related notes thereto and the related MD&A for the year ended January 31, 2005 contained in our 2005 Annual Report. The Company adopted the U.S. dollar as its reporting currency effective February 1, 2005. All amounts in this MD&A are stated in U.S. dollars, unless otherwise indicated.

The financial information set forth in this MD&A has been derived from the unaudited consolidated financial statements of DataMirror prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in all material respects in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005.

Forward-Looking Statements

Forward-looking statements in this MD&A, including statements regarding the Company’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company’s operating results and could cause the Company’s actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company’s software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions and other regulatory authorities.

Unless otherwise specified in this MD&A, the Company’s outlook, as provided in its fiscal 2005 annual MD&A dated March 24, 2005, remains unchanged.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC) is a leading provider of real-time data integration, protection and Java database solutions, and improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software. DataMirror is headquartered in Markham, Canada and has offices around the globe.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005. The preparation of the Company’s consolidated financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangibles, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company’s revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position [“SOP”] 97-2, “Software Revenue Recognition” issued by the American Institute of Certified Public Accountants [“AICPA”] in October 1997 and amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers’ financial condition and if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangibles. The Company has intangibles related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangibles, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the three and six month periods ended July 31, 2005, the Company did not record an impairment charge related to intangibles.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the three and six month periods ended July 31, 2005, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company’s future tax assets is principally dependent upon its achievement of projected future taxable income. The Company’s judgments regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

Results of Operations

Revenue for Q2 fiscal 2006 was $9,887,000 compared to $9,832,000 for Q2 fiscal 2005, an increase of 0.6%. The GAAP net income for Q2 fiscal 2006 was $691,000 or $0.08 per basic and fully-diluted share, compared to net income of $3,871,000 or $0.35 per basic and $0.34 per fully diluted share for Q2 fiscal 2005. Cash flow from operations for Q2 fiscal 2006 was ($1,378,000) or ($0.16) per share compared to ($1,965,000) or ($0.18) per share in Q2 fiscal 2005. Cash, cash equivalents and short-term investments stood at $31,855,000 or $3.76 per common share outstanding at the end of the quarter.

The overall gross margin for Q2 fiscal 2006 was 79.0%, as compared to 77.1% for Q2 fiscal 2005. Gross margin on maintenance and services was 66.1% in Q2 fiscal 2006, as compared to 61.8% in Q2 fiscal 2005. Total costs, including costs of revenue, were $8,999,000 for Q2 fiscal 2006, down by 12.3% from $10,261,000 in Q2 fiscal 2005. Total headcount was 237 at July 31, 2005, down significantly from 278 at July 31, 2004 and up slightly from 217 at the end of the previous quarter.

Revenue for the first six months of fiscal 2006 was $20,637,000, an increase of 4.9% from $19,677,000 for the same period in fiscal 2005. YTD GAAP net income was $1,491,000 or $0.16 per diluted share, compared to $3,251,000 or $0.28 per diluted share at the same point last year. Cash flow from operations for the first six months of fiscal 2006 was $2,943,000, compared to ($470,000) for the same period in fiscal 2005.

Revenue

Licence. Licence revenue in Q2 fiscal 2006 was $3,900,000 compared to $4,079,000 in Q2 fiscal 2005, a decrease of 4.4%. The decrease in licence revenue is attributable to sales execution problems on integration products such as Transformation Server encountered in the quarter due to a transition of the Company’s North American sales force and weaker than expected contributions from the UK and German markets. These factors were somewhat offset by greatly increased revenue from the Company’s PointBase products.

YTD fiscal 2006 licence revenue was $8,583,000 compared to $7,760,000 for YTD fiscal 2005, an increase of 10.6% as the increase in the first quarter of the year more than offset the decrease in Q2 fiscal 2006.

Maintenance. Maintenance revenue in Q2 fiscal 2006 was $5,242,000 compared to $4,986,000 in Q2 fiscal 2005, an increase of 5.1%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q2 fiscal 2005 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

YTD fiscal 2006 maintenance revenue was $10,578,000 compared to $10,038,000 for YTD fiscal 2005, an increase of 5.4% for the same reasons cited for the increase in Q2 fiscal 2006.

 Services. Services revenue in Q2 fiscal 2006 was $745,000 compared to $767,000 in Q2 fiscal 2005, a decrease of 2.9%. This decrease was primarily due to decreased revenue from consulting services for the Company’s Pervasive Gateway software.

YTD fiscal 2006 services revenue was $1,476,000 compared to $1,879,000 for YTD fiscal 2005, a decrease of 21.4% for the same reasons cited for the decrease in Q2 fiscal 2006.

Cost of Revenue

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q2 fiscal 2006, costs of licence revenue were $44,000 (1.1% of licence revenue), relatively unchanged from $48,000 (1.2% of licence revenue) for Q2 fiscal 2005.

YTD fiscal 2006 costs of licence revenue were $89,000 (1.0% of licence revenue), relatively unchanged from $95,000 (1.2% of licence revenue) for YTD fiscal 2005.

Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For Q2 fiscal 2006, costs of maintenance and services revenue were $2,029,000 (33.9% of maintenance and services revenue), down significantly from $2,199,000 (38.2% of maintenance and services revenue) for Q2 fiscal 2005. The main cause for the increase in the gross margin on maintenance and services revenue is headcount decreases in this area due to the consolidation of the Company’s Canadian and European customer support organizations.

YTD fiscal 2006 costs of maintenance and services revenue were $4,117,000 (34.2% of maintenance and services revenue), down significantly from $4,755,000 (39.9% of maintenance and services revenue) for YTD fiscal 2005 for the same reason cited for the decrease in Q2 fiscal 2006.

Operating Expenses

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q2 fiscal 2006, these expenses totalled $2,820,000 (28.5% of revenue), down significantly from $3,842,000 (39.1% of revenue) for Q2 fiscal 2005. The decrease is due primarily to the effect of decreased headcount in this area and a decrease in web-based marketing activities. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

YTD fiscal 2006 selling and marketing expenses were $5,916,000 (28.7% of revenue), down significantly from $7,929,000 (40.3% of revenue) for YTD fiscal 2005 for the same reasons cited for the decrease in Q2 fiscal 2006.

Research and Development. Research and development (“R&D”) expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. For Q2 fiscal 2006, these expenses were $1,874,000 (19.0% of revenue), down slightly from $1,913,000 (19.5% of revenue) for Q2 fiscal 2005. The overall decrease is due to a decrease in headcount in R&D over Q2 fiscal 2005 that was somewhat offset by the effect of the weaker U.S. dollar, as the Company’s R&D expenditures are largely incurred in Canadian funds.

YTD fiscal 2006 R&D expenses were $3,858,000 (18.7% of revenue), down slightly from $3,946,000 (20.1% of revenue) for YTD fiscal 2005 for the same reasons cited for the decrease in Q2 fiscal 2006.

General and Administration. General and administration (“G&A”) expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q2 fiscal 2006, these expenses were $1,726,000 (17.5% of revenue), up slightly from $1,637,000 (16.6% of revenue) for Q2 fiscal 2005. The increase is due mainly to increased governance and compliance costs and the effect of the weaker U.S. dollar as the Company’s G&A expenditures are largely incurred in Canadian funds.

YTD fiscal 2006 G&A expenses were $3,573,000 (17.3% of revenue), up significantly from $3,121,000 (15.9% of revenue) for YTD fiscal 2005 for the same reasons cited for the increase in Q2 fiscal 2006.

Stock-based Compensation.  For Q2 fiscal 2006, the expense for stock-based compensation was $105,000 compared to $76,000 in Q2 fiscal 2005. This increase is largely due to the effect of options issued during the quarter.

YTD fiscal 2006 stock-based compensation expenses were $161,000, consistent with $160,000 for YTD fiscal 2005.

Amortization of Intangibles. For Q2 fiscal 2006, amortization of intangibles was $401,000 compared to $546,000 for Q2 fiscal 2005, with the decrease being due to certain technologies becoming fully amortized since Q2 fiscal 2005.

YTD fiscal 2006 amortization of intangibles was $805,000, down slightly from $1,141,000 for YTD fiscal 2005 for the same reasons cited for the decrease in Q2 fiscal 2006.

Investment Income, Net

Investment income, net includes interest on short-term investments and other investment income, net of interest expense on long-term liabilities and lease obligations. In Q2 fiscal 2006, net investment income was $173,000 compared to $202,000 in Q2 fiscal 2005. This decrease is primarily due to having lower invested cash balances due primarily to the substantial issuer bid completed on March 24, 2005.

YTD fiscal 2006 net investment income was $393,000 up slightly from $342,000 for YTD fiscal 2005 as there were higher invested cash balances for the first quarter of fiscal 2006 which more than offset the decrease in Q2 fiscal 2006.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers’ acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company’s future investment income may fall short of expectations due to changes in short-term interest rates.

Gain on Sale of Investment

In Q2 fiscal 2005, the Company recognized a gain of $5,466,000 on the sale of its investment in Idion Technology Holdings Ltd. There was no sale of an investment in Q2 fiscal 2006.

Income Tax Expense

During Q2 fiscal 2006, the Company recorded an income tax expense of $370,000 as compared to $1,368,000 in Q2 fiscal 2005.

The YTD fiscal 2006 tax expense is $1,020,000 compared to $1,087,000 for YTD fiscal 2005.

The combined basic Canadian federal and provincial tax rate used in determining the income tax expense for the three months ended July 31, 2005 was 36.6% consistent with the rate in effect for the same period the previous fiscal year. The income tax expense is different than that obtained by applying this rate to the income before income taxes due to a combination of factors including: a portion of the amortization of intangibles being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the period, the effect of using foreign tax losses not previously benefited, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

Acquisitions and Investments

On December 18, 2003, the Company completed an agreement and plan of merger and acquired 100% control of PointBase in a cash transaction valued at approximately $2,500,000 at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

Liquidity and Capital Resources

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $6,865,000, and in September 1997 raised net proceeds of $11,247,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000 the Company raised net proceeds of $23,513,000 through the issuance of 1,305,000 common shares.

As at July 31, 2005, the Company had cash, cash equivalents and short-term investments of $31,855,000, as compared to $42,754,000 at the end of Q2 fiscal 2005 and $46,394,000 at January 31, 2005. The decrease in cash, cash equivalents and short-term investments during the quarter was primarily due to funds used in operations and funds used in the Company’s normal course issuer bid. For Q2 fiscal 2006, cash flow from operations was ($1,378,000), an improvement from ($1,965,000) in Q2 fiscal 2005 due to the increased level of operating profitability in the quarter, offset by working capital changes including a significant use of cash to pay fiscal 2005 income taxes. During Q2 fiscal 2006, capital expenditures of $212,000 ($71,000 in Q2 fiscal 2005) were financed internally and none (none in Q2 fiscal 2005) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company’s head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. During Q2 fiscal 2006 the Company used $883,000 ($3,527,000 in Q2 fiscal 2005) in cash to repurchase 111,000 (434,900 in Q2 fiscal 2005) of its common shares under a normal course issuer bid and raised an additional $159,000 ($20,000 in Q2 fiscal 2005) through the issuance of common shares pursuant to the Company’s stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $6,525,000. As at July 31, 2005, there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company’s short term financial requirements with the exception of acquisition related cash requirements. In the short term, the Company does not plan on making any acquisitions that would result in short term financial requirements exceeding the sources of cash described above. In the long term, the Company may finance its long term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long term debt or by entering into capital lease financing arrangements.

New Accounting Recommendations

As permitted by Statement 123 “Accounting for Stock-Based Compensation”, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended Statement 123 “Share-Based Payment” [“Statement 123(R)”] was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value.

The Company expects to adopt Statement 123(R) for U.S. GAAP purposes on February 1, 2006. While Statement 123(R) requires, on a prospective basis, the recognition of compensation cost for all employee awards that are outstanding and unvested on the effective date, the Company is permitted to choose whether it restates prior periods. The Company is currently reviewing these alternatives and has not yet determined the methodology for implementation. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Risks and Uncertainties

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s latest Annual Information Form and its MD&A of Financial Condition and Results of Operations for the year ended January 31, 2005 contained in the Company’s 2005 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

DataMirror Corporation
Interim Consolidated Financial Statements
As at and for the three and six months ended July 31, 2005 and 2004 - unaudited

NOTICE TO READER

The attached interim consolidated financial statements have been prepared by management of DataMirror Corporation. The interim consolidated financial statements for the three and six month periods ended July 31, 2005 and 2004 have not been reviewed by the auditor of DataMirror Corporation.

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of US$, except per share data - unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2005	2004	2005	2004

Revenue
Licence	$3,900	$4,079	$8,583	$7,760
Maintenance	5,242	4,986	10,578	10,038
Services	745	767	1,476	1,879

	9,887	9,832	20,637	19,677

Cost of revenue
Licence	44	48	89	95
Maintenance and services	2,029	2,199	4,117	4,755

	2,073	2,247	4,206	4,850

Gross margin	7,814	7,585	16,431	14,827

Operating expenses
Selling and marketing	2,820	3,842	5,916	7,929
Research and development	1,874	1,913	3,858	3,946
General and administration	1,726	1,637	3,573	3,121
Stock-based compensation	105	76	161	160
Amortization of intangibles	401	546	805	1,141

	6,926	8,014	14,313	16,297

Operating income (loss)	888	(429)	2,118	(1,470)

Investment income, net	173	202	393	342

Gain on sale of investment	0	5,466	0	5,466

Income before income taxes	1,061	5,239	2,511	4,338

Income tax expense	370	1,368	1,020	1,087

Net income	$691	$3,871	$1,491	$3,251

Earnings per share
Basic	$0.08	$0.35	$0.16	$0.29
Fully diluted	$0.08	$0.34	$0.16	$0.28

Weighted average number of
shares outstanding (000's)
Basic	8,495	11,196	9,088	11,266
Fully diluted	8,575	11,285	9,156	11,492

DataMirror Corporation
Consolidated Balance Sheet
(Thousands of US$ - unaudited)

	July31,	January 31,
	2005	2005

Assets
Current assets
Cash and cash equivalents	$31,855	$7,687
Short-term investments	0	38,707
Accounts receivable	4,473	8,055
Prepaid expenses	1,207	1,328
Future income taxes	2,102	2,426

	39,637	58,203

Capital assets	2,751	2,754
Future income taxes	272	0
Intangibles	1,556	2,344
Goodwill	4,221	4,180

	$48,437	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,305	$2,989
Deferred revenue	15,523	17,838
Income taxes payable	184	750

	18,012	21,577

Future income taxes	0	83

	18,012	21,660

Shareholders' Equity
Share capital
Common shares (July 31, 2005 - 8,477,810
January 31, 2005 - 10,555,966)	32,508	42,250
Deficit	(9,362)	(2,953)
Contributed surplus	1,037	876
Cumulative translation adjustment	6,242	5,648

	30,425	45,821

	$48,437	$67,481

DataMirror Corporation
Consolidated Statements of Chash Flow
(Thousands of US$ - unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$691	$3,871	$1,491	$3,251
Add (deduct) items not affecting cash:
Amortization of capital assets	231	228	454	445
Amortization of intangibles	401	546	805	1,141
Stock-based compensation	105	76	161	160
Future income taxes	20	(214)	(8)	(348)
Gain on sale of investment	0	(5,466)	0	(5,466)
Investment tax credits	0	659	0	613

	1,448	(300)	2,903	(204)

Changes in non-cash working capital balances	(2,826)	(1,665)	40	(266)

	(1,378)	(1,965)	2,943	(470)

Investing activities
Capital asset additions	(212)	(71)	(425)	(290)
Sale of short-term investments	0	0	38,749	24,447
Sale of investment in Idion	0	14,287	0	14,287
Investment in Idion	0	(1)	0	(73)

	(212)	14,215	38,324	38,371

Financing activities
Capital lease payments	0	(10)	0	(24)
Issuance of share capital	159	20	169	509
Repurchase of share capital	(883)	(3,527)	(17,811)	(3,832)

	(724)	(3,517)	(17,642)	(3,347)

Effect of exchange rate changes
on cash and cash equivalents	849	2,039	543	1,191

Increase (decrease)
in cash and cash equivalents	(1,465)	10,772	24,168	35,745

Cash and cash equivalents

Beginning of period	33,320	31,982	7,687	7,009

End of period	$31,855	$42,754	$31,855	$42,754

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US$ - unaudited)

July 31, 2005

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars [note 2] in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company’s audited consolidated financial statements and notes as at and for the year ended January 31, 2005, except for the change in the Company’s reporting currency from Canadian to U.S. dollars effective February 1, 2005 as discussed in note 2. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended January 31, 2005.

2. CHANGE IN REPORTING CURRENCY

Effective February 1, 2005, the Company adopted the U.S. dollar as its reporting currency, but has retained the Canadian dollar as its functional currency. Management believes that reporting in U.S. dollars will improve the comparability of the Company’s financial position and results of operations with others in its industry.

In accordance with Canadian generally accepted accounting principles, the Company uses the current rate method to translate all amounts presented to U.S. dollars. Under the current rate method, all assets and liabilities of the Company’s operations having a functional currency other than U.S. dollars are translated to U.S. dollars using exchange rates in effect at the end of the reporting period, revenue, expenses and cash flows are translated at the average rates during the reporting period and any associated translation gains or losses are recorded as a separate component of shareholders’ equity. All comparative figures presented have been translated using the same method.

For the three months ended July 31, 2005, revenue, expenses and cash flows have been translated to U.S. dollars at the average rate of .8068 [2004 - .7393] and for the six months ended July 31, 2005, revenue, expenses and cash flows have been translated to U.S. dollars at the average rate of .8097 [2004 - .7446]. Assets and liabilities were translated at the period-end rate of .8157 [January 31, 2005 - .8078].

3. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company’s Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company’s audited consolidated financial statements as at and for the year ended January 31, 2005. The Company accounts for intersegment sales at fair value.

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US$ - unaudited)

July 31, 2005

The Company’s reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following tables present certain information with respect to the reportable segments described above:

Three months ended July 31,	2005	2004
	$	$

Revenue
North American customers	6,913	6,655
Intersegment	912	732
	7,825	7,387
European customers	2,974	3,177
Elimination of intersegment revenue	(912)	(732)
	9,887	9,832

Operating income (loss)
North America	977	(488)
Europe	(89)	59
	888	(429)

Amortization
North America	601	736
Europe	31	38
	632	774

Capital asset additions
North America	157	61
Europe	55	10
	212	71

Six months ended July 31,	2005	2004
	$	$

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US$ - unaudited)

July 31, 2005

Revenue
North American customers	14,504		12,915
Intersegment	1,855		1,565
	16,359		14,480
European customers	6,133		6,762
Elimination of intersegment revenue	(1,855)		(1,565)
	20,637		19,677

Operating income (loss)
North America	2,213		(1,568)
Europe	(95)		98
	2,118		(1,470)

Amortization
North America	1,194		1,504
Europe	65		82
	1,259		1,586

Capital asset additions
North America	349		263
Europe	76		27
	425		290

As at July 31,	2005		2004
		$	$

Identifiable assets
North America	35,746		48,363
Europe	6,914		6,475
	42,660		54,838
Intangibles	1,556		3,251
Goodwill	4,221		3,893
	48,437		61,982

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US$ - unaudited)

July 31, 2005

Summaries of revenue, segmented according to the customers’ country of residence, and of capital assets, intangibles and goodwill, segmented according to the country in which the assets are located, are as follows:

Three months ended July 31,	2005	2004
	$	$

Revenue
Canada	487	860
United States	5,693	5,198
United Kingdom	1,284	1,765
Germany	596	545
Other	1,827	1,464
	9,887	9,832

Six months ended July 31,	2005	2004
	$	$

Revenue
Canada	1,056	1,485
United States	12,171	10,341
United Kingdom	2,712	3,326
Germany	1,414	1,452
Other	3,284	3,073
	20,637	19,677

As at July 31,	2005	2004
	$	$

Capital assets, intangibles and goodwill
Canada	5,947	7,454
Germany	2,235	2,043
Other	346	381
	8,528	9,878

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 16, 2005	By:	/s/ Peter Cauley
Peter Cauley
Chief Financial Officer